September 2, 2016

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Enersis Américas S.A.

Form 20-F for Fiscal Year Ended December 31, 2015

File No. 001-12440

Filed May 2, 2016

Ladies and Gentlemen:

On behalf of Enersis Américas S.A. (“Enersis Américas” or the “Company”), transmitted herewith are responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 31, 2016 in connection with the Annual Report on Form 20-F of Enersis Américas for the fiscal year ended December 31, 2015 that was filed on May 2, 2016 (the “Form 20-F”). Set forth below are the Staff’s comments (in bold face type) followed by Enersis Américas’ responses. Enersis Américas expects to file an amendment to the Form 20-F (the “Amended Form 20-F”) with the Commission prior to requesting acceleration of the effectiveness of the Company’s Registration Statement on Form F-4 (Registration Statement No. 333-211405).

References to “we,” “us” and “our” in the responses set forth below are to Enersis Américas, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form 20-F.

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Securities and Exchange Commission	-2-	September 2, 2016

Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting, page F-3

1.	We note your response to comment 5. Since EY Ltda. audited the financial statements of Endesa Argentina and Emgesa, they must also audit the internal control over financial reporting (“ICFR”) of such subsidiaries. Please ensure that EY revises its ICFR report to include such subsidiaries within the scope of its ICFR audit.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

As explained in the response to Comment No. 26 in the response letter dated July 15, 2016 and the second bullet of the response to Comment No. 5 of the response letter dated August 11, 2016, Enersis Américas confirms to the Staff that its consolidated subsidiaries Endesa Argentina and Emgesa were included in the scope of the ICFR audit as of December 31, 2015, and KPMG issued its audit report over the ICFR of Endesa Chile, which included Endesa Argentina and Emgesa subsidiaries.

In the response to Comment No. 26 in the response letter dated July 15, 2016, we described the structure and the portions of the group that are being audited by different auditing firms. EY Ltda. (“EY”) is the corporate auditor of Enersis Américas and its subsidiaries, and performs audits over the majority of the entities of the Enersis Américas consolidated group. KPMG is the auditor of our subsidiary Endesa Chile, which consolidates Endesa Argentina and Emgesa, for which the local affiliates of EY in Argentina and Colombia are the statutory auditors. For the financial statement audits of these two subsidiaries, KPMG relied on the work performed by the EY affiliates and therefore made reference to the EY affiliates audit reports in KPMG’s financial statement audit report on Endesa Chile and subsidiaries.

However, for the ICFR audit of Endesa Chile, the local EY affiliates are not required to issue separate, stand-alone ICFR audit opinions for Endesa Argentina and Emgesa even though the local EY affiliates performed ICFR audit procedures on these two subsidiaries. Instead, we were informed that KPMG performed its own audit procedures to assume full audit responsibility in order issue its ICFR audit report on Endesa Chile, which included these two subsidiaries.

When EY performed the financial statement and ICFR audit on Enersis Américas and its consolidated subsidiaries, even though the EY affiliates performed financial statement audit and ICFR audit procedures on Endesa Argentina and Emgesa, given that KPMG issued an ICFR report on Endesa Chile (which included Endesa Argentina and Emgesa), EY made

Securities and Exchange Commission	-3-	September 2, 2016

reference to KPMG’s ICFR opinion on Endesa Chile in EY’s ICFR opinion for Enersis Américas and its consolidated subsidiaries.

Notes to the Consolidated Financial Statements

d.1) Concessions, page F-30

2.	We note your response to comment 8. Although your response initially appears to indicate that you first determine the fair value of the financial asset and the “(residual value) is classified as an intangible asset,” the penultimate sentence of your response appears to contradict this treatment by indicating that the “residual amount…represents the fair value of the financial asset.” Please clarify these statements for us. Consider providing an illustrative example that shows how tariff rate and indemnification projections impact your accounting treatment.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The last paragraph of our response to Comment No. 8 in the response letter dated August 11, 2016 was intended to emphasize that our subsidiaries applied the guidance of IFRIC 12.18 in initially recognizing both intangible and financial assets at their fair values. Enersis Américas acknowledges that the penultimate sentence might be viewed as contradictory due to the fact that when the construction phase ends and the asset is ready to operate, the useful life of its components is estimated. At that specific date, we can estimate the residual value of the asset at the end of the concession term and, therefore, determine the amount to be recorded as an intangible asset and the amount to be recorded as a financial asset based on the residual amount of the intangible asset that will not be fully amortized at the end of the concession term.

The valuation of the financial asset is only feasible upon completion of the construction and allocation of the expected useful life, since the financial asset represents the indemnification that will be received from the grantor for the portion of the investments that will not be recovered through the tariff process until the end of the concession term (i.e., an asset with an expected useful life of 20 years, while the concession term will end in 10 years).

In providing an illustrative example, Enersis Américas respectfully refers the Staff to the following background information provided in our response to Comment No. 31 in the response letter dated as of July 15, 2016:

Securities and Exchange Commission	-4-	September 2, 2016

Presentation currency of Enersis Américas	Chilean Peso – Ch$
Functional currency of the Brazilian Subsidiary	Brazilian Real - $R
Contract to provide construction services	R$ 1,200
Fair value of the construction services provided	R$ 1,200
Construction period	3 months
Useful life of the asset	15 months
Concession term in months	12 months
PV of cash inflows after the concession period to be compensated by the grantor	R$ 480
Foreign currency translation effect (R$ translation to Ch$) is not considered to simplify the illustrative example

The following table shows how tariff rate and indemnification projections impact our accounting treatment:

	Months
	Construction Period			Amortization period based on asset’s useful life
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18
(All amounts expressed in Brazilian Real—$R)			[A]									[B]
Intangible under construction		1,200

Bifurcated model—IFRIC 12
Intangible asset [C]
Financial asset [D]			480

Amortization based on useful life [E]				80	80	80	80	80	80	80	80	80	80	80	80	80	80	80
Accumulated amortization				80	160	240	320	400	480	560	640		800	880	960	1,040	1,120	1,200

[A] Completion of construction and determination of useful life / financial asset

[B] End of concession term

[C] R$1,200 / (15 months of useful life) * (9 months in operation) = R$720

[D] R$1,200 – R$720 = R$480

[E] R$1,200 / (15 months of useful life) = R$80

As shown in the table above the intangible asset is determined and then the financial asset is determined based on the residual amount of the intangible asset that will not be fully amortized at the end of the concession term.

The intangible asset total balance equals the amount that will be amortized until month No. 12, which is the end of the concession term. The remaining portion is the financial asset reflecting the indemnification that will be received from the grantor for the portion of the investments that will not be recovered through the tariff process by the end of the concession term.

Securities and Exchange Commission	-5-	September 2, 2016

The tariff review process and the definition of the Remuneration Asset Base (RAB) projections may impact the subsequent measurement of the financial asset, which is recognized in profit or loss, since the indemnification will be paid by the grantor at the end of the concession term.

Argentina, page F-51

3.	We note your response to comment 9 as well as comment 1 of your response letter filed August 25, 2016. We are not currently in a position to agree with your assessment that the funds received from CAMMESA should be classified within operating activities. Please explain to us in greater detail why the funds received, which have repayment terms and accrue interest, should be classified within operating activities in future reports.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

Based on in its interpretation of the guidance in IAS 7, Enersis Américas considers that the funds received from CAMMESA were intended to cover the mismatch between increased operating costs and lack of tariff increases. Therefore, those cash inflows are similar in nature to the cash inflows to be collected from customers, which are part of the principal revenue-producing activities of the entity and consequently classified as operating cash flows. Further, Enersis Américas considers that the repayment terms of the funds received from CAMMESA are not fixed or determined since they either (i) are subject to Edesur’s financial and economic sustainability, as determined by the Argentine Secretary of Energy (“SE”), and such concept has not yet been defined by the SE or (ii) would begin once Edesur had received higher revenues specifically generated to cover the operating costs increases to which the advances from CAMMESA were applied, for which no repayment schedule has yet been determined.

In terms of future reports, it is important to note that on January 27, 2016, the Argentine Ministry of Energy and Mining issued Resolution No. 7/2016 which, among other things, has terminated this government assistance mechanism. Consequently, beginning on January 31, 2016, no more funds were or will be received from CAMMESA for investment plans. Enersis Américas will re-assess its interpretation of the guidance in IAS 7 in future reports, taking into account any future changes in regulations related to government assistance and the Staff’s position on the matter.

Securities and Exchange Commission	-6-	September 2, 2016

35. Information by Segment, page F-141

4.	We note your response to comment 11. Your response indicates that both your Generation and Transmission and Distribution reportable segments consist of a single operating segment. Please clarify how you determined these reportable segments were not comprised of multiple operating segments. For example, it appears that your operating segments, at minimum, would consist of the “business segments” disclosed throughout your filing, including in the table on page 34.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The activities of the Enersis Américas group of companies (the “Group”) are organized primarily around its core businesses, namely, electric energy generation, electric energy transmission and electric energy distribution. On that basis, the Group has established two major business lines “Generation and Transmission” and “Distribution”, which have been identified as our operating segments based on paragraphs 5-10 of IFRS 8.

Enersis Américas’ determination of reportable segments was made based on guidance of paragraphs 11, and 14-19. As discussed in our response to Comment No. 11 in the response letter dated August 11, 2016, only operating segments which meet quantitative thresholds indicated in IFRS 8.13 are aggregated within the column “Eliminations and Others”, and there are no operating segments aggregated due just to the fact that they meet qualitative criteria listed in IFRS 8.12.

The business segments disclosed in the table on page 34 are the same as those disclosed in Note 35. Information by Segment in our Consolidated Financial Statements. The Company acknowledges that throughout the Form 20-F, it has not clearly and consistently used the term “Generation and Transmission” business and in certain instances, it has used the terms “Generation Business” or “Electricity generation business”, which may confuse readers and cause them to believe that operating results of the Generation business separate from the Transmission business are regularly reviewed by the Enersis Américas’ chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. In response to the Staff’s comment Enersis Américas will clearly disclose throughout its Amended Form 20-F filing that it has two reportable segments: 1) the Generation and Transmission Business and 2) the Distribution Business.

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Securities and Exchange Commission	-7-	September 2, 2016

Should you have any questions or comments concerning the Form 20-F, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,

/s/ Chadbourne & Parke LLP

Enclosure

cc:	Javier Galán
Paolo Pirri

[Letterhead of Enersis Américas S.A.]

September 2, 2016

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enersis Américas S.A.
Form 20-F for the Fiscal Year Ended December 31, 2015
File No. 001-12440
Filed May 2, 2016

Ladies and Gentlemen:

Reference is made to the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”) filed by Enersis Américas S.A., a corporation organized under the laws of the Republic of Chile (“Enersis Américas”), with the Securities and Exchange Commission (the “Commission”). Concurrently with the submission of this letter, Enersis Américas is responding to comments from the staff of the Commission (the “Staff”) on the Form 20-F in connection with the Registration Statement on Form F-4 (Registration No. 333-211405) made in a letter dated August 31, 2016 (the “Comment Letter”).

In connection with the responses to the comments on the Form 20-F set forth in the Comment Letter, Enersis Américas acknowledges that:

•	Enersis Américas is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Enersis Américas may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENERSIS AMÉRICAS S.A.

By:	/s/ Javier Galán A.
Name:	Javier Galán A.
Title:	Chief Financial Officer

cc:	Lisa M. Kohl, Esq.

Michael Kennedy, Esq.